UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. __)
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

PARTNER COMMUNICATIONS COMPANY LTD.
(Name of Issuer)
Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)
70211M109
(CUSIP Number)
May 22, 2017
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  70211M109

1.	NAMES OF REPORTING PERSONS
MEITAV DASH INVESTMENTS LTD

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israeli

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
7,938,505 Ordinary Shares *

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
7,938,505 Ordinary Shares *

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,704,692 Ordinary Shares *

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.986%**

12.	TYPE OF REPORTING PERSON
CO

*See Item 4.
** Based on  159,215,730 ordinary shares issued and outstanding as of May 22, 2017 (accordingly to publicly available information provided by the issuer).
Page 2 of 4 pages

Item 1.

(a)	Name of Issuer:

PARTNER COMMUNICATIONS COMPANY LTD.

(b)	Address of Issuer's Principal Executive Offices:

P.O.B. 435,

            Rosh Ha'ain 48103

            Israel

Item 2.

(a)-(c)         Name of Person Filing, address and citizenship:

     The foregoing entity is referred to as the "Reporting Person" in this Statement:

    MEITAV DASH INVESTMENTS LTD, 30 Derekh Sheshet Ha-Yamim, Bene-Beraq, Israel.

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares").

(e)	CUSIP Number:

70211M109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.	Ownership

Of the 7,938,505 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person and held for members of the public through, among others, provident funds, mutual funds and pension funds, which are managed by subsidiaries of Reporting Person, according to the following segmentation: 4,733,625 Ordinary Shares are held by Provident funds; 999,143 Ordinary Shares are held by Mutual funds and 2,205,737 Ordinary Shares are held by ETF's of MEITAV DASH INVESTMENTS LTD.

Item 5.
Ownership of Five Percent or Less of a Class

 If  this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.       Notice of Dissolution of Group

     Not Applicable.

Item 10.     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[SIGNATURE PAGE TO FOLLOW]
Page 3 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2017

MEITAV DASH INVESTMENTS LTD.

By:	/s/ Ilan Raviv
Ilan Raviv
authorized signature of MEITAV DASH INVESTMENTS LTD.

Page 4 of 4 pages